UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.    )

Frozen Food Express Industries, Inc.

(Name of Subject Company)

DUFF BROTHERS CAPITAL CORPORATION

Owned by: the Thomas Milton Duff Amended and Restated Trust Agreement and

the James Ernest Duff Amended and Restated Trust Agreement

and controlled by Thomas Milton Duff and James Ernest Duff

(Name of Filing Persons [Offerors])

COMMON STOCK, $1.50 PAR VALUE

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3210

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$36,546,497	$4,985

*  Estimated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (a) $2.10, the offer price per share by (b) the sum of: (i) 17,126,094, which is equal to the number of issued and outstanding shares of Frozen Food Express Industries, Inc. common stock (and unvested restricted stock) (18,175,818) minus the shares beneficially owned in the aggregate by the Filing Persons (1,050,124); and (ii) 277,000, the number of shares of Frozen Food Express Industries, Inc. common stock issuable by Frozen Food Express Industries, Inc. pursuant to the exercise of outstanding stock options under Frozen Food Express Industries, Inc.’s stock option plans.  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	N/A
Form or Registration No:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☒  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relating to Frozen Food Express Industries, Inc., a Texas corporation (“FFE”) is filed by Duff Brothers Capital Corporation., a Texas corporation (“Purchaser”).  Purchaser is owned by the Thomas Milton Duff Amended and Restated Trust Agreement and the James Ernest Duff Amended and Restated Trust Agreement.  The Purchaser’s owners are controlled by Thomas Milton Duff and James Ernest Duff as trustee of the respective trust bearing their name.  Together, the Purchaser, the Thomas Milton Duff Amended and Restated Trust Agreement, the James Ernest Duff Amended and Restated Trust Agreement, Thomas Milton Duff, and James Ernest Duff are the Filing Persons of this Schedule TO and the Bidders.  This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock not already owned by its control persons, $1.50 par value per share (the “Shares”), of FFE that are issued and outstanding, at a price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013 (the “Disclosure Document”), and in the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on March 4, 2013, as amended, on behalf of Thomas Milton Duff and the James Ernest Duff Amended and Restated Trust Agreement.

CUSIP NO. 359360104

(1)	Names of Reporting Persons Thomas Milton Duff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent Of Class Represented By Amount In Row (11) 5.78%*

(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 18,175,818 shares outstanding as of July 16, 2013 according to representations made by the Issuer to us.

CUSIP NO. 359360104

(1)	Names of Reporting Persons The James Ernest Duff Amended and Restated Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐

(6)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent Of Class Represented By Amount In Row (11) 5.78%*

(14)	Type of Reporting Person (See Instructions) OO

* This percentage was calculated based upon a total of 18,175,818 shares outstanding as of July 16, 2013 according to representations made by the Issuer to us.

Items 1 through 9; Item 11.

All information contained in the Disclosure Document and the accompanying letter of transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated July 22, 2013 (Disclosure Document).

(a)(1)(ii)	Form of Letter of Transmittal (including Substitute Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in USA Today on July 22, 2013.

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 22, 2013 by FFE, incorporated herein by reference.

(a)(5)(i)

Keepwell Agreement, dated as of July 12, 2013, by and among James E. Duff and Thomas M. Duff in favor of FFE, incorporated herein by reference to Exhibit 2.5 to the Form 8-K filed on July 15, 2013 by FFE .

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of July 12, 2013, by and among Purchaser, Duff Brothers Subsidiary, Inc. (“Merger Sub”), and FFE, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed on July 15, 2013 by FFE.

(d)(2)

Tender and Voting Agreements, among Purchaser, Merger Sub, and certain stockholders of FFE, incorporated herein by reference to Exhibits 2.2, 2.3, and 2.4 to the Form 8-K filed on July 15, 2013 by FFE.

(d)(3)

Confidentiality Agreement by and between Purchaser, and Investment Transportation Services, LLC, and FFE, dated as of March 13, 2013 incorporated herein by reference to the Schedule 13D filed on March 13, 2013.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated July 22, 2013

DUFF BROTHERS CAPITAL CORPORATION

BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF, CO-PRESIDENT

BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, CO-PRESIDENT

THOMAS MILTON DUFF AMENDED AND RESTATED TRUST AGREEMENT

BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF, TRUSTEE

JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, TRUSTEE

/s/ Thomas Milton Duff
THOMAS MILTON DUFF

/s/ James Ernest Duff
JAMES ERNEST DUFF